Exhibit 99.1

Ellomay Capital Announces that Standard & Poors Maalot Reaffirms ilA- Rating of Debentures and
Stable Outlook

Tel-Aviv, Israel, February 1, 2016 – Ellomay Capital Ltd. (NYSE MKT, TASE: ELLO) (“Ellomay” or the “Company”), announced that Standard & Poors Maalot Ltd. (“Maalot”) reaffirmed the rating of ilA-assigned to the Company’s Series A Nonconvertible Debentures (the “Debentures”) traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.

In its rating report (issued in Hebrew, available at: http://www.maalot.co.il/publications/3781/OTREll20160128151144.pdf), Maalot notes, among other things, as follows:

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Ellomay’s rating is underpinned by the maintenance of a liquidity cushion  sufficient for one year’s debt service; by an ‘adequate’ liquidity profile, that is characterized by a flat debt amortization schedule; by majority of revenues based on governmental incentives; by minority stake in Dorad Energy that may generate flows in the future; and by the lack of construction risk associated with the company’s activity since all its facilities are operating at full capacity.

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On the other hand, Ellomay’s rating is restricted by a concentration of revenues from held assets in Italy and in Spain, resulting in exposure to the regulatory environments in these countries due to the reliance the majority of revenues on tariffs set by regulators.

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The stable outlook reflects Maalot assessment that the cash flow and liquidity cushion shall remain stable in the short term despite any unexpected changes in Italian or Spanish regulations. The stable outlook further reflects Maalot assessment that that the company shall maintain coverage ratios that it considers to be commensurate with the current rating.

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In accordance with Maalot criteria, the level of liquidity of the company is `adequate`. Maalot estimates the ratio between the sources of cash flow to its uses to be greater than 1.2x in 2016-2017 periods.

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In their base-case operating scenario, Maalot estimated that no further regulatory changes concerning renewable energy production shall occur in Italy and in Spain after subsidies for renewable energy were reduced in previous years, and that the current subsidy shall remain in effect. Maalot further assumed no investment in new projects in the short term, and dividend distribution or share buyback of up to 33% of net profit, according to the company’s stated policy. Maalot did not assume any flows from Dorad Energy, as their timing, scope and potential use are still uncertain, and noted that a one-off flow from Dorad may improve the company’s financial metrics, but that improvement depends on how the company chooses to use it.

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Downside Scenario - A consistent failure to maintain coverage ratios commensurate with the current rating, resulting of deterioration in cash flows from projects due to continuous malfunctions, or of an aggressive investment policy that would increase the debt burden.

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Upside Scenario - A positive rating action would result if the company’s financial risk profile improves, as reflected in an FFO to adjusted debt ratio above 20% and a debt to adjusted ratio below 4.0x, alongside an improvement in its business risk profile, as reflected in lower concentration due to new projects or material, continuous flow receipts from Dorad Energy.

The foregoing are only excerpts of the rating report and you are urged to read the rating report in its entirety. An unofficial translation to English of the Maalot report will be uploaded to the “Investor Relations” section of the Company’s website.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered under the trading symbol “ELLO” with the NYSE MKT, and with the Tel Aviv Stock Exchange. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
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Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.
Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com